PROSAVER MGA

Individual Certificate under
Group Modified Guaranteed Annuity Contract
Account Value is Subject to Market Value Adjustment
Nonparticipating

CERTIFICATE

This Certificate is a summary of your rights under the Group Modified Guaranteed Annuity Contract (“Contract”) identified in the Schedule. It is subject to all provisions of the Contract, whether or not summarized in this Certificate. The Contract alone governs the rights of all parties. A copy of the Contract will be furnished on request.

PROTECTIVE LIFE INSURANCE COMPANY certifies that the person named as Participant in the Schedule is a Participant under the Contract.

YOU HAVE THE RIGHT TO RETURN THIS CERTIFICATE. You may cancel this Certificate within twenty days after you receive it by returning the Certificate to our Home Office or to our Agent, with a written request for cancellation. The Certificate will be as though it had never been issued. We will promptly refund any Annuity Deposit made.

William J. Rushton III	Drayton Nabers, Jr.	Ryburn H. Bailey
Chairman	President	Secretary

PROTECTIVE LIFE INSURANCE COMPANY
(“Company”, “We”, “Us”, “Our”)
P. O. Box 2606
BIRMINGHAM, ALABAMA 35202
(205) 879-9230
(A Stock Insurance Company)

Form No. FIQA-022

SCHEDULE

Contract Holder	Group Contract Number

Annuitant	Participant

Certificate Number	Joint Participant

Certificate Date	Annuity Commencement Date

Sub-Account #	Guaranteed Period	Guaranteed Interest Rate	Annuity Deposit
MG0003501	1%		$
MG0035011	3%		$
MG0035012	5%		$
MG0035013	7%		$
MG0035014	10%		$
MG0035015	15%		$
	Total Annuity Deposit:		$

INDEX

Schedule	2
Definitions	3
General Provisions	3
Control Provisions	4
Annuity Deposit	4
Interest Credited and Guaranteed Periods	4
Premium Taxes	5
Surrenders – Termination	5
Market Value Adjustment	5
Annuity Options	5
Annuity Tables	6

DEFINITIONS
Account Value – The sum of all Sub-Account Values.

Annuitant – Annuity payments may depend upon the continuation of the life of a person. That person is called an Annuitant and is named on the Schedule.

Annuity – A series of predetermined periodic payments.

Annuity Commencement Date – The date on which annuity payments begin. This date is indicated on the Schedule.

Annuity Deposit – The single deposit made for each Certificate issued under the Contract. The Annuity Deposit must be at least $5,000.

Beneficiary - Primary – The person named to receive the Death Benefits under this Contract upon the death of either the Annuitant or the Participant.
Contingent – The person named to receive the Death Benefits if the Primary Beneficiary is not living when the Annuitant or the Participant dies.
      Irrevocable – One whose consent is necessary to change the Beneficiary or exercise certain other rights.

Certificate – The individual Certificate issued by the Company to a Participant. Your Certificate summarizes the provisions of the Contract.

Certificate Date – The date shown on the Schedule and on which this Certificate takes effect. Certificate Years are measured from the Certificate Date.

Contract – The Group Modified Guaranteed Annuity Contract under which this Certificate has been issued.

Guaranteed Period – The period for which either an Initial or Subsequent Guaranteed Interest Rate will be credited to a Sub-Account under a Contract. Guaranteed Periods will be designated as being either “Initial” or “Subsequent”.

Home Office – 2801 Highway 280 South, Birmingham, Alabama.

Initial Guaranteed Interest Rate – The effective rate of interest, calculated after daily compounding of interest has been taken into account, which is used in determining the interest credited to a Sub-Account under this Certificate during the Initial Guaranteed Period. This rate is specified on the Schedule and is compounded daily.

Market Value Adjustment – The adjustment made to a Sub-Account Value when a full or partial surrender is requested prior to the end of an Initial or Subsequent Guaranteed Period.

Net Account Value – The sum of all Net Sub-Account Values.

Net Sub-Account Value – The Sub-Account Value after application of the Market Value Adjustment and deductions for any Surrender Charges and applicable Premium Taxes.

Participant – The person(s) named in the Schedule, herein referred to as “you”, “your”.

Sub-Account – Each Annuity Deposit will be allocated to one or more Sub-Accounts as directed by the Participant.

Each Sub-Account will correspond to a specified Guaranteed Period and guaranteed interest rate selected by the Participant.

Sub-Account Value – The amount equal to that part of the Annuity Deposit allocated by a Participant to a Sub-Account or any amount transferred to a Sub-Account or Sub-Accounts at the end of a Guaranteed Period increased by all interest credited and decreased by amounts due to previous full or partial surrenders (including Surrender Charges, Market Value Adjustments, and Premium Taxes thereon) and previous interest withdrawals.

Subsequent Guaranteed Interest Rate – The effective rate of interest, calculated after daily compounding of interest has been taken into account, which is established by the Company for any applicable Subsequent Guaranteed Period.

Surrender Charge – A Surrender Charge, if applicable, is deducted from any Sub-Account Value from which a full or partial surrender is made prior to the end of an Initial or Subsequent Guaranteed Period. The Surrender Charge is equal to six months of interest on the amount withdrawn from a Sub-Account Value.

Writing – A written form satisfactory to the Company and filed at the Home Office of the Company in Birmingham, Alabama. All correspondence should be sent to P. O. Box 2606, Birmingham, Alabama 35202.

GENERAL PROVISIONS

Entire Contract
The Contract, any endorsements attached hereto, this Certificate, and the Application, a copy of which is attached, constitute the entire contract. A Certificate is a summary of the Contract.

Modification
No change or waiver of the terms of this Contract is valid unless made by us, in Writing, and approved by our President, Vice President, or Secretary. We reserve the right to change the provisions of the Contract and this Certificate issued under the Contract to conform to any applicable laws, regulations or rulings issued by a governmental agency.

Error in Age or Sex
Questions in the Application concern the Annuitant’s date of birth and sex. If the date of birth or sex given is not correct, the benefits under this Contract shall be adjusted to the amount which would have been payable at the correct age and sex. If we made any underpayments on account of any misstatement, the amount of any underpayment shall be immediately paid in one sum. Any overpayments made shall be deducted from the current or succeeding payments due under the Contract.

Assignment
Upon notice to us, you may assign your rights under this Contract. The assignment must be in Writing and filed with us. We assume no responsibility for the validity of any assignment. Any claim under any assignment shall be subject to proof of interest and the extent of the assignment.

Settlement
Any payment by us under this Contract is payable at our Home Office.

Facility of Payment
If the Annuitant or Beneficiary is incapable of giving a valid receipt for any payment, we may make such payment to whomever has assumed his or her care and principal support. Any such payment shall fully discharge us to the extent of that payment.

Proof of Age
Proof of age is required before the first payment under an Annuity Option involving lifetime payments.

Annual Reports
We will send you a report at least once per year showing your Account Value, Sub-Account Values and interest credited.

Annuity Commencement Date Changes
Upon thirty days notice in Writing, you may change the Annuity Commencement Date. The proposed Annuity Commencement Date you select cannot be before the end of any Guaranteed Period or later than the Certificate Year closest to the Annuitant’s 85th birthday.

Protection of Proceeds
To the extent permitted by law, no benefits payable under this Certificate will be subject to the claims of creditors of any payee.

CONTROL PROVISIONS

Beneficiary
The Beneficiary is the person who is to receive payment on the death of the Participant or Annuitant. The Beneficiary will be as shown in the Application. You may change the Beneficiary at any time during the Annuitant’s lifetime. To make a change, we must receive a written request satisfactory to us at our Home Office. If the Beneficiary has been designated irrevocably, however, such designation cannot be changed or revoked without the Beneficiary’s written consent. Any such change will relate back to and take effect on the date the request was signed. We will not be liable for any payment we make before such request has been received and acknowledged at our Home Office. Any payment which has become due to an Annuitant and has not been paid prior to his or her death shall be paid to the Primary Beneficiary, if living; otherwise to the Contingent Beneficiary.

If you are not the Annuitant, you may name one beneficiary to receive payment on your death and a different beneficiary to receive payment on the death of the Annuitant. If you are the Annuitant, then the beneficiaries must be the same.

Death of the Annuitant or Participant
If the Annuitant or the sole Participant dies before the Annuity Commencement Date, we will pay a Death Benefit to the Beneficiary as provided in the Participant’s beneficiary designation or Annuitant’s beneficiary designation then in effect as the case may be. However, if the Annuitant is a joint Participant, the Beneficiary shall be the surviving Participant.

If the Beneficiary is the surviving spouse of the deceased Participant or Annuitant, he or she may choose to receive payments under any of the Annuity Options. For any other Beneficiary, only those options are available that provide for full payment within 5 years of the date of such Participant’s or Annuitant’s death.

If the surviving spouse of a deceased Participant is the Participant’s Beneficiary, such spouse may choose to become the Participant and continue the Certificate in force on the same terms as before such Participant’s death, and the spouse shall thereafter be the Annuitant.

Death Benefit
If the Annuitant or Participant dies before the Annuity Commencement Date, a guaranteed Death Benefit will be payable to the Beneficiary. The guaranteed Death Benefit will be calculated as of the date of death. If the deceased (the Annuitant or Participant, as applicable) had not yet attained age 85, the guaranteed Death Benefit will equal the greater of:

a) the Net Account Value; or
b) the original Annuity Deposit less amounts due to full or partial surrenders (including Surrender Charges, Market Value Adjustments, and Premium Taxes thereon) and less interest withdrawals, accumulated at 5% interest, compounded annually.

If the deceased had attained age 85, the guaranteed Death Benefit will be equal to the Sub-Account Value(s) multiplied by the Market Value Adjustment(s).

ANNUITY DEPOSIT

Your Annuity Deposit must be at least $5,000 and must be accompanied by a properly completed Application. One Certificate will be issued for each single Annuity Deposit you make. We reserve the right to limit the amount of your Annuity Deposit.

Sub-Accounts
Each Annuity Deposit (less applicable Premium Taxes, if any) will be allocated to one or more Sub-Accounts for each specified Guaranteed Period and Guaranteed Interest Rate selected by you. The minimum allocation to a Sub-Account must be at least $5,000. The value of your Sub-Accounts will be determined in accordance with the terms of this Contract. Prior to the end of a Guaranteed Period, Sub-Account Values may not be transferred from one Sub-Account to a new Sub-Account. Upon notice to us, Sub-Account Values can be transferred from one Sub-Account to a new Sub-Account at the end of a Guaranteed Period. A minimum of $5,000 must be transferred and the amount remaining in the Sub-Account after transfer must be either (1) at least $5,000, or (2) $0. We will notify you twenty days prior to the end of a Guaranteed Period of your right to transfer. If we have not received notice from you during this period, all Sub-Account Values will be automatically transferred to a Subsequent Guaranteed Period of either (1) the same duration as your previous Guaranteed Period if then offered by us; or (2) the shortest duration then offered by us which is closest to the same duration as your previous Guaranteed Period.

INTEREST CREDITED AND GUARANTEED PERIODS

The portion of each Annuity Deposit allocated to a Sub-Account will earn interest at the Initial Guaranteed Interest Rate for each Certificate Year during the Initial Guaranteed Period selected for that Sub-Account. A Guaranteed Period is the period of years for which a rate of interest is guaranteed. You may select Guaranteed Periods of from one to fifteen years. However, Guaranteed Periods cannot extend beyond the Annuity Commencement Date.

At the end of any Initial Guaranteed Period, a Subsequent Guaranteed Period will begin. Unless you elect a different duration from among those then offered by us within twenty days prior to the end of the previous Guaranteed Period, your Sub-Account Value will be automatically transferred to a Subsequent Guaranteed Period of either (1) the same duration as your previous Guaranteed Period then offered by us; or (2) the shortest duration then offered by us which is closest to the same duration as your previous Guaranteed Period.

Your Sub-Account Value at the beginning of any Subsequent Guaranteed Period will be equal to your Sub-Account Value at the end of the Guaranteed Period just ending. The Sub-Account Value will earn interest at the Subsequent Guaranteed Interest Rate for each Certificate Year in the Subsequent Guaranteed Period. At your request within twenty days prior to the end of the Subsequent Guaranteed Period, the Company will notify you of the then effective Subsequent Guaranteed Interest Rate. The actual Subsequent Guaranteed Interest Rate will be determined at the beginning of the Subsequent Guaranteed Period.

PREMIUM TAXES

Premium Taxes (including any related retaliatory taxes, if any) will be deducted if applicable. Premium Taxes may be deducted, as provided under applicable law, from the Annuity Deposit when received, upon full or partial surrender, or from the amount applied to effect an Annuity at the time the annuity payments commence.

SURRENDERS – TERMINATION

Full surrenders may be made at any time. Partial surrenders may only be made if each remaining Sub-Account Value is at least $5,000. You must specify the Sub-Accounts from which the partial surrender is to be made. If the Sub-Account specified has the same Guaranteed Period as any other Sub-Account, the partial surrender must come from the Sub-Account with the shortest time remaining in the Guaranteed Period.

A Surrender Charge, if applicable, will be applied to a full or partial surrender requested prior to the end of a Guaranteed Period. The Surrender Charge is equal to six months of interest on the amount withdrawn from the Sub-Account Value. Interest will be computed at the same interest rate we are crediting the Sub-Account from which the full or partial surrender is made. A Surrender Charge will apply during the first seven years of all Initial Guaranteed Periods. A Surrender Charge will also apply during the first seven years of all Subsequent Guaranteed Periods. A Surrender Charge will not be deducted after the first seven years of each Initial and Subsequent Guaranteed Periods with a duration greater than seven years.

Surrender Charges and Market Value Adjustments will not apply to full or partial surrenders made at the end of an Initial or Subsequent Guaranteed Period. The Surrender Value will equal the Sub-Account Value on this date. A request for a surrender at the end of an Initial or Subsequent Guaranteed Period must be received in Writing within twenty days prior to the end of such an Initial and Subsequent Guaranteed Period.

For all full or partial surrenders made prior to the end of an Initial or Subsequent Guaranteed Periods, the Surrender Value will be calculated as of the Surrender Date by the Company as follows:
[A x B) – SC] where:

A = the Sub-Account Value of a Sub-Account from which a full or partial surrender is requested
B = the Market Value Adjustment described below
SC = the Surrender Charge plus any unpaid Premium Taxes, if applicable

The Company may defer payment of any partial or full

surrender for the period permitted by law. In no event will this deferral of payment exceed 6 months from the date of receipt of the election to surrender partially or fully.

Waiver of Surrender Charges
The Company will waive any applicable Surrender Charges in the event you, at any time after Certificate Year 1, enter for a period of at least ninety (90) days a facility which is: (1) licensed by the State, and (2) qualifies as a skilled nursing home facility under Medicare or Medicaid. Written proof satisfactory to the Company must be submitted. A Market Value Adjustment will be imposed however, if applicable.

Interest Withdrawals
If you notify the Company in Writing at any time during the current Certificate Year, the Company will send you all or a portion of the interest credited during the prior Certificate Year. You may only make one withdrawal during a Certificate Year. No Surrender Charge or Market Value Adjustment will be imposed on such interest withdrawals.

MARKET VALUE ADJUSTMENT

The formula which will be used to determine the Market Value Adjustment is:
[(1 + g) / (1 + c)] n/12
g = The Guaranteed Interest Rate in effect for the current Guaranteed Period (expressed as a decimal, e.g., 1% = .01).
c = The current Guaranteed Interest Rate that the Company is offering for a Guaranteed Period of the same duration measured in months as represented by N (expressed as a decimal, e.g., 1% = .01).
N = The number of months from the Surrender Date to the end of the current Guaranteed Period.

ANNUITY OPTIONS

Annuity Benefit
If the Annuitant is alive on the Annuity Commencement Date and unless directed otherwise, the Company will apply the Net Account Value according to the Annuity Option elected.

You may elect to have all or a part of the Net Account Value applied on the Annuity Commencement Date under any of the Annuity Options described below. In the absence of an election, the Net Account Value will be applied on the Annuity Commencement Date under Option 2 – Life Income with Payments for a 10 Year Guaranteed Period. Elections of any of these options must be made in Writing to the Company 30 days prior to the date such election is to become effective.

The first payment under any Annuity Option will be made one month following the Annuity Commencement Date. Subsequent payments shall be made in accordance with the manner of payment selected.

Annuity Options

Option 1 – Payment for a Fixed Period. Equal monthly payments will be made for any period of not less than 5 nor more than 30 years. The amount of each payment depends on the total amount applied, the period selected and the monthly payment rates we are using when the first payment is due.

Option 2 – Life Income with Payments for a Guaranteed Period. Equal monthly payments are based on the life of the named Annuitant. Payments will continue for the lifetime of that person with payments guaranteed for 10 or 20 years. Payments stop at the end of the selected guaranteed period or when the named person dies, whichever is later.

Option 3 – Payments of a Fixed Amount. Equal monthly payment will be for an agreed fixed amount. The amount of each payment may not be less than $10 for each $1,000 applied. Interest will be credited each month on the unpaid balance and added to it. This interest will be at a rate set by us, but not less than an effective interest rate of 4% per year. Payments continue until the amount we hold runs out. The last payment will be for the balance only.

Option 4 – The total amount applied may be used to purchase an Annuity of any kind issued by us on the date this option is elected.

Minimum Amounts – We reserve the right to pay the total amount of this Certificate in one lump sum, if less than $5,000. If monthly payments are less than $100, we may make payments quarterly, semi-annually, or annually, at our option.

All elected Annuity Options must comply with current Federal and state statutes and Internal Revenue Service Regulations. If we have available at the time an Annuity Option is elected, options or rates on a more favorable basis than those guaranteed, the higher benefits shall apply.

Annuity Tables
The attached Annuity Tables show the dollar amount of the monthly payments for each $1,000 applied. The tables are based on the 1983 Individual Annuity Mortality Table A projected 4 years with interest at 4% per annum.

MINIMUM MONTHLY PAYMENT RATES FOR EACH $1,000 APPLIED
OPTION 1 TABLE		OPTION 2 TABLE
Payments For Fixed Period		Life Income With Payments For A Guaranteed Period
			10 Years		20 Years
Years	Monthly Payment	Age of Payee	Male	Female	Male	Female
5	$18.32	59	$5.29	$4.83	$4.98	$4.68
6	15.56	60	5.40	4.92	5.04	4.74
7	13.59	61	5.51	5.01	5.10	4.81
8	12.12	62	5.63	5.10	5.17	4.88
9	10.97	63	5.75	5.21	5.24	4.95
10	10.06	64	5.88	5.32	5.30	5.02
11	9.31	65	6.02	5.43	5.37	5.09
12	8.69	66	6.16	5.55	5.43	5.17
13	8.17	67	6.31	5.68	5.49	5.24
14	7.72	68	6.47	5.82	5.55	5.31
15	7.34	69	6.63	5.97	5.60	5.38
16	7.00	70	6.79	6.12	5.65	5.45
17	6.71	71	6.96	6.28	5.70	5.51
18	6.44	72	7.13	6.45	5.74	5.58
19	6.21	73	7.31	6.63	5.78	5.64
20	6.00	74	7.48	6.81	5.82	5.69
21	5.81	75	7.66	7.00	5.85	5.74
22	5.64	76	7.84	7.20	5.88	5.78
23	5.49	77	8.02	7.40	5.90	5.82
24	5.35	78	8.20	7.60	5.92	5.85
25	5.22	79	8.37	7.81	5.94	5.88
26	5.10	80	8.54	8.10	5.96	5.91
27	5.00	81	8.70	8.21	5.97	5.93
28	4.90	82	8.85	8.41	5.98	5.95
29	4.80	83	8.99	8.59	5.98	5.96
30	4.72	84	9.12	8.77	5.99	5.97
		& over	9.25	8.93	5.99	5.98

Rates for monthly payments for ages not shown in the above tables will be calculated on the same basis as those shown and may be obtained from us. The basis for these calculations is the 1983 Individual Annuity Mortality Table A projected 4 years with interest at 4% per annum.